Pernod Ricard

02 FEB 25 AM 8:30

January 11 , 2002

02015468

82-3361

AP/CE/11.2002

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

SUPPL

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

MAR 05 2002
THOMSON
FINANCIAL

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

Encl. : 1 page

dw 2/27

Pernod Ricard

Paris, 11 January 2002 - PERNOD RICARD today confirms it is close to completing the disposal of SIAS-MPA, the world leader in fruit preparation for the milk industry, to BUTLER CAPITAL PARTNERS (BCP).

The value of the sale of SIAS-MPA is 170 million Euros (including debts and minority interests). This value could increase by a maximum of 25 million Euros, allowing PERNOD RICARD to benefit from the future profit achieved by BUTLER CAPITAL PARTNERS when they choose to exit.

PERNOD RICARD will agree to give BUTLER CAPITAL PARTNERS a credit-facility amounting to 50 million Euros. A partial repayment of this credit will be conditional on SIAS-MPA's future performance.

The SIAS management team will take part in this transaction by taking a stake in the capital.

Notification of the disposal has been submitted to an exceptional Works Council at SIAS-MPA. The disposal is also conditional on the Competition Authorities' approval.

Following the disposals of SAN GIORGIO FLAVORS and ITALCANDITI during the first half of 2001, and with the sale of SIAS-MPA, PERNOD RICARD will have completed the disposal of the entire SIAS Group.

Patrick Ricard, Chairman and CEO of PERNOD RICARD said *"Further to the disposal of ORANGINA PAMPRYL last October, this transaction highlights our strategy to refocus on our core business, Spirits and Wine, a sector in which we are now positioned third world-wide following the recent acquisition of Seagram's assets. I would also like to acknowledge the competence and focus of the SIAS employees who allowed us to become world leaders in this sector."*

For further information, please contact
Alain-Serge Delaitte/ Corporate Communications 33 (0)1 40 76 77 12
Patrick de Borredon/ Investor Relations: 33 (0)1 40 76 77 33